Exhibit 3.12

Management’s Discussion and Analysis

For the year ended December 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Quantum Minerals Ltd. (“First Quantum” or “the Company”) for the year ended December 31, 2012. The Company’s results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars, tabular amounts in millions, except where noted. Changes in accounting policies have been applied consistently to comparative periods unless otherwise noted.

For further information on First Quantum, reference should be made to its public filings (including its most recently filed AIF) which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.first-quantum.com. This MD&A contains forward-looking information that is subject to risk factors, see “Regulatory Disclosures” for further discussion. Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material properties, including information about mineral resources and reserves, are contained in its most recently filed AIF. This MD&A has been prepared as of March 5, 2013.

SUMMARIZED OPERATING AND FINANCIAL RESULTS

(USD millions unless otherwise noted)	Q4 2012	Q3 2012	Q4 2011	2012	2011
Copper production (tonnes)	84,918	84,144	67,316	307,115	265,576
Copper sales (tonnes)	77,570	77,396	65,638	295,466	273,257
Cash cost of copper production (C1)[1] (per lb)	$1.42	$1.44	$1.53	$1.49	$1.41
Realized copper price (per lb)	$3.46	$3.45	$3.33	$3.51	$3.87
Nickel production (contained tonnes)	10,096	9,916	5,666	36,759	5,666
Nickel sales (contained tonnes)	8,081	7,120	1,388	30,379	1,388
Cash cost of nickel production (C1)[1] (per lb)	$6.12	$6.24	—	$5.92	—
Realized nickel price (per payable lb)	$7.74	$7.69	—	$7.96	—
Gold production (ounces)	64,383	50,784	43,524	201,942	175,225
Gold sales (ounces)	61,350	48,889	49,209	202,303	180,442

Sales revenues	774.6	724.8	567.3	2,950.4	2,583.5
Gross profit	295.0	261.0	182.7	1,101.0	1,308.0
EBITDA[1]	309.7	276.2	180.6	2,361.2	1,232.1
Net earnings attributable to shareholders of the Company	186.7	107.3	76.0	1,772.9	528.9
Earnings per share	$0.39	$0.23	$0.16	$3.74	$1.18
Diluted earnings per share	$0.39	$0.23	$0.16	$3.72	$1.18

Comparative earnings[2]	186.7	107.3	78.9	555.0	580.5
Comparative earnings per share[2]	$0.39	$0.23	$0.17	$1.17	$1.30

[1]	Cash costs (C1) and earnings before interest, tax, depreciation and amortization (“EBITDA”) are not recognized under IFRS. See “Regulatory Disclosures” for further information.
[2]

Earnings attributable to shareholders of the Company have been adjusted to remove the effect of unusual items to arrive at comparative earnings. Comparative earnings and comparative earnings per share are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. The Company has disclosed these measures to assist with the understanding of results and to provide further financial information about the results to investors. See “Regulatory Disclosures” for a reconciliation of comparative earnings.

in United States dollars, tabular amounts in millions, except where noted

Results for full year 2012

Production

Copper production 16% higher than 2011; new annual production record set at Kansanshi

•

Copper production of 307,115 tonnes included record production at Kansanshi, primarily due to an increase in sulphide grades and throughput, and the contribution from Kevitsa which achieved commercial production in August 2012 following a successful commissioning and rapid ramp-up phase at the nickel and copper operation. This is the second project successfully commissioned by the Company during the past year.

Nickel production of 36,759 tonnes after first full year of production from Ravensthorpe

•	Results from the new nickel business included Ravensthorpe’s first full year of production and the commencement of production from Kevitsa.

Gold production 15% higher than 2011

•	Gold production of 201,942 ounces resulting from gold circuit enhancements at Kansanshi which yielded higher recoveries and the first contribution from Kevitsa.

Copper production cash costs increased 6%

•	Average copper production cash cost of $1.49 per pound reflects a downward trend throughout the year as increased sulphuric acid cost was partially offset by higher by-product credits.

Sales revenues 14% higher than 2011

•

Sales revenues rose to $2,950.4 million from increased copper and gold sales volumes and commercial production at Ravensthorpe and Kevitsa. Positive volume contributions were partially offset by lower average realized copper prices.

Gross profit 16% lower than 2011

•

Gross profit of $1,101.0 million was negatively impacted by the 9% lower average realized copper price and inflationary increases in operating costs which outweighed higher sales volumes and the contribution from Ravensthorpe and Kevitsa.

Net earnings attributable to shareholders of the Company increased to $1,772.9 million

•

Earnings included a $1,217.9 million gain on disposal of République démocratique du Congo (“RDC”) residual claims and assets. 2012 comparative earnings were lower than 2011 predominately due to the lower year-over-year average realized copper price and inflationary cost pressures which were partially offset by the contribution from Ravensthorpe and Kevitsa.

Results for Q4 2012

Production

•

Total copper production improved 26% over Q4 2011 with higher sulphide grades and higher throughput as a result of the continued expansion of the oxide circuit at Kansanshi, higher throughput rates at Guelb Moghrein and the contribution from Kevitsa.

•	Total nickel production improved 78% over Q4 2011 with a full quarter of commercial production at both the Ravensthorpe and Kevitsa operations.

•	Total gold production improved 48% over Q4 2011 with higher grades and recovery rates at Kansanshi together with the contribution from Kevitsa.

Copper production cash costs

•	Copper production cash costs decreased from Q4 2011 due to lower mining and freight costs and higher by-product credits.

Sales revenues

•	Sales revenues increased by 37% from Q4 2011 with increased copper and gold sales volumes, higher average realized copper and gold prices and the contribution from Ravensthorpe and Kevitsa.

Gross profit

•

Q4 2012 gross profit of $295.0 million was 61% higher than Q4 2011 with higher sales volumes, higher average realized copper and gold prices, lower copper production cash costs and the contribution from Ravensthorpe and Kevitsa.

Net earnings

•

Q4 2012 net earnings attributable to shareholders of the Company were higher than Q4 2011 due to higher copper and gold average realized prices, higher sales volumes, lower copper production cash costs and the contribution of Ravensthorpe and Kevitsa.

•	Reduction of the effective income tax rate for the quarter as a result of a number of non-recurring factors that include the recognition of previously unrecognized tax.

2012 Management’s Discussion and Analysis	2

in United States dollars, tabular amounts in millions, except where noted

Significant advancement of development projects and exploration activities

•

Benefit from expansion of the oxide processing circuit at Kansanshi to 7.2 million tonnes per annum (“Mtpa”) was seen in the oxide throughput during Q4 2012. The stage two expansion to 14.5 Mtpa is scheduled for completion and commencement of commissioning from mid-2013.

•

Detailed design work and construction on the Kansanshi smelter is progressing well and all major equipment has been ordered. The project remains on schedule for construction completion in mid-2014 followed by commissioning and ramp up.

•	Construction of the Sentinel project is on schedule. Board approval was received to increase the plant throughput from 40 Mtpa to 55 Mtpa.

•

Board approval was granted for the expansion of the sulphide treatment facilities at Kansanshi by construction of a new section of plant capable of treating up to 25 Mtpa of sulphide ore. Construction of this new plant is to commence in the first half of 2013.

•

A significant resource and reserve upgrade was announced at Kansanshi with initial comparative estimates showing the mineral resource tonnage has increased by approximately 121% and total contained copper increased by 74%.

•

Maiden resource estimates for the Enterprise project confirmed the potential for an operation capable of producing on average 38,000 tonnes nickel per annum with scope to increase to 60,000 tonnes when nickel market conditions allow. On the strength of this resource estimate, Board approval was granted for the development of this project.

Balance sheet positioned to support growth initiatives

•	On October 10, 2012, the Company completed the offering of $350.0 million of Senior Notes due 2019. Interest will accrue at the rate of 7.25% per annum, payable semi-annually.

•	On January 30, 2012, a five-year $1.0 billion senior term and revolving facility was signed for Kansanshi Mining PLC to enable the execution of planned capital projects at Kansanshi.

•

On January 5, 2012, the Company reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual RDC claims and assets for $1.25 billion. The agreement closed on March 2, 2012 with the Company receiving payment of $750.0 million and a three-year promissory note for $500.0 million.

Other corporate developments

•

On January 9, 2013, the Company announced that it has formally commenced an offer to acquire all of the outstanding shares of Inmet Mining Corporation (“Inmet”) for total consideration of approximately C$5.1 billion. Inmet shareholders have the opportunity to elect shares in the Company, cash, or a combination thereof, subject to an overall consideration mix of approximately 50% in shares and 50% in cash. The offer is open until March 11, 2013.

•

The Company has declared a final dividend of C$0.1147 per share in respect of the financial year ended December 31, 2012. The final dividend of C$0.1147, together with the interim dividend of C$0.0603, is a total of C$0.1750 for the 2012 financial year. This total dividend paid for the 2012 financial year is 15% of net earnings attributable to shareholders of the Company (adjusted for unusual items) which is in line with the 15% of net earnings attributable to shareholders of the Company used as guidance in 2011.

Operational outlook for 2013

Production	Group	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa
Copper (000’s tonnes)	302 - 330	250 - 270	37 - 41	—	15 - 19
Nickel (000’s contained tonnes)	40 - 45	—	—	31 - 35	9 -10
Gold (000’s ounces)	190 - 215	126 - 140	52 - 61	—	12 - 14

•	Expected average cash cost of approximately; $1.50 to $1.60 per pound of copper.

•	Expected average cash cost of approximately; $5.50 to $6.00 per pound of nickel.

•	Expected total capital expenditure of approximately $2.0 billion in 2013.

2012 Management’s Discussion and Analysis	3

in United States dollars, tabular amounts in millions, except where noted

OPERATIONS

Kansanshi Copper and Gold Operation	Q4 2012	Q3 2012	Q4 2011	2012	2011
Sulphide ore tonnes milled (000’s)	2,679	2,763	1,628	9,254	8,855
Sulphide ore grade processed (%)	1.0	0.9	0.6	1.0	0.7
Sulphide copper recovery (%)	92	92	92	93	91
Mixed ore tonnes milled (000’s)	1,951	1,955	2,986	8,561	8,377
Mixed ore grade processed (%)	1.1	1.0	1.0	1.1	1.0
Mixed copper recovery (%)	74	77	64	69	63
Oxide ore tonnes milled (000’s)	1,738	1,500	1,492	6,210	6,072
Oxide ore grade processed (%)	2.0	2.6	2.3	2.2	2.3
Oxide copper recovery (%)	90	84	88	86	86
Copper production (tonnes)	70,431	71,484	59,163	261,351	230,295
Copper sales (tonnes)	61,758	65,830	54,036	249,884	235,832
Gold production (ounces)	45,410	35,245	29,580	136,056	112,286
Gold sales (ounces)	38,179	33,510	27,742	131,159	114,488
Cash costs (C1) (per lb)[1]	$1.45	$1.46	$1.52	$1.49	$1.41
Total costs (C3) (per lb)[1]	$1.90	$1.86	$1.90	$1.88	$1.70

Sales revenues	494.3	507.1	405.7	1,979.9	2,048.3
Gross profit	238.0	223.8	186.2	929.4	1,187.1
EBITDA[1]	251.1	240.4	202.3	995.9	1,263.0

[1]	C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information.

Full year operating results

Full year copper production increased by 13% from 2011 to a record of 261,351 tonnes in 2012. This was achieved mainly through an increase in grade, specifically in sulphide ore, as well as increases in throughput and recovery. Throughput increased as a result of plant expansions completed as part of Kansanshi’s multi-stage plant upgrade to an annual production capacity of 400,000 tonnes of copper metal.

Annual production from the sulphide circuit was significantly higher than in 2011 due to higher ore grades processed during the year. Ongoing mine pit development work has established significantly wider pits and improved access to various ore types at target grades to coincide with the plant expansions underway. Specifically, this work led to an increase in the availability of sulphide ore at target grades in addition to the circuits being reconfigured during Q2 2012 to the current capacity of 12 Mtpa for sulphide and 6.5 Mtpa for mixed ore treatment.

The mixed ore circuit achieved increased recoveries and grade, while throughput remained consistent with the prior year. Following the circuit interchange in Q2 2012, the reduced throughput on the mixed circuit allowed longer residence time in flotation resulting in improved recoveries. In the second half of the year, throughput significantly exceeded capacity of 6.5 Mtpa due to optimization of the front end, improving plant availability and utilization.

Year-on-year the oxide circuit achieved slightly higher throughput, which has been offset by lower grades. The effect of completion of the oxide expansion works to 7.2 Mtpa allowed increased throughput in Q4 2012. The limited availability of locally-sourced sulphuric acid meant that most of the high grade, higher acid consuming oxide ore was stockpiled in 2012.

Gold production was 21% higher than in 2011 as a result of gold circuit enhancements and improvements resulting in higher recoveries.

Year-on-year cash costs have increased by 6% from 2011, however there has been a downward trend throughout the year with cash costs decreasing each quarter to $1.45 per lb in Q4 2012. An increase in the gold credit in 2012 was largely offset by an increase in treatment and refining charges. The increase in costs compared to 2011 is mainly due to an increase in processing costs including higher acid costs.

Full year sales revenues decreased by 3% compared to the prior year despite an increase in copper sales volumes of 6% and an increase in gold sales volumes of 15%. These increases in sales volumes were offset by a decrease in net realized copper prices of 9%. The effect of these lower realized copper prices is also seen at the gross profit level which fell 22% to $929.4 million from $1,187.1 million in 2011.

2012 Management’s Discussion and Analysis	4

in United States dollars, tabular amounts in millions, except where noted

Q4 operating results

Copper production increased by 19% from Q4 2011 due to increased throughput, grades and recoveries. Throughput in Q4 2012 increased as a result of the oxide circuit expansion works and benefited from a later than usual start to the Zambian rainy season.

The exposure of sulphide ore faces at target grades, as a result of the mine pit development work, led to the increased sulphide grades in Q4 2012 compared to the prior year.

Mixed ore throughput in Q4 2012 continued to exceed the 6.5 Mtpa design capacity. Increased recoveries compared to Q4 2011 resulted from the longer residence time in flotation.

Oxide throughput has increased 16% from Q4 2011 as a result of the completion of the oxide expansion to 7.2 Mtpa capacity in Q3 2012. This increase in throughput has been offset by a decrease in grade as high-grade, high-acid consuming ore was stockpiled in the quarter.

Gold production was 54% higher than Q4 2011 as a result of gold circuit enhancements resulting in higher recoveries.

Q4 2012 C1 costs decreased by $0.07 per lb from Q4 2011. C1 costs benefited from lower mining costs and an increased gold credit as a result of higher gold sales volumes and a higher net realized gold price. This benefit outweighed higher acid costs.

Sales revenues and gross profit increased by 22% and 28% respectively in Q4 2012 compared to Q4 2011. The increase in sales revenues reflects both an increase in sales volumes and higher realized prices. Gross profit was higher than Q4 2011 due primarily to higher realized copper prices offset partially by higher royalty rates. The Zambian copper royalty rate was increased from 3% to 6%, effective April 2012, being the principal reason for the increase of $18.6 million in the royalty expense in Q4 2012 compared to Q4 2011.

Smelters in Zambia are at or near capacity, and as a result of increased copper in concentrate production at Kansanshi, this has meant that inventory has increased at the end of Q4 2012.

Compared to Q3 2012, Kansanshi has achieved a steady state with the exception of the oxide circuit, where oxide expansions have increased throughput in Q4 2012 offset by a decrease in ore grade as high grade, high acid consuming ore was stockpiled. Mixed ore recoveries have decreased due to a less favourable blend of sulphide and oxide ore processed. Cash costs were consistent with Q3 2012.

Outlook

Production in 2013 is expected to be between 250,000 and 270,000 tonnes of copper, and 126,000 and 140,000 ounces of gold.

The reduction in mining rates during the wet season will impact on progress in opening up mining areas and hence oxide ore availability. This, in turn, is expected to result in on-going variation in feed quality with respect to copper grade and gangue acid consumption (GAC). Two mobile screening plants, received and commissioned in Q4 2012 will continue to assist in reducing the GAC of ore ahead of processing.

The construction of the fifth acid plant was completed and commissioning occurred during Q4 2012 with minor process changes planned for Q1 2013. In the medium term, some of Kansanshi’s mining areas for oxide ore are characterized as high grade, high acid-consuming ore. Currently the supply of sulphuric acid from acid plants requires the import of sulphur at high costs. Consideration will be given to withholding the high grade, high acid-consuming ore from production until acid is available at minimal cost from the Kansanshi smelter. If this decision is made, the capacity of the oxide expansions and fifth acid plant may not be fully exploited.

Copper in concentrate inventory levels may remain at year-end levels in the short term unless there is a change in smelter capacity levels or a temporary export permit can be obtained.

Sulphide ore processing is expected to remain strong. Refinements to the process control systems across mill and float are expected to maintain and further enhance metallurgical performance in the sulphide circuit through increased circuit stability and rapid automated response to mineralogical and process variations.

2012 Management’s Discussion and Analysis	5

in United States dollars, tabular amounts in millions, except where noted

Guelb Moghrein Copper and Gold Operation	Q4 2012	Q3 2012	Q4 2011	2012	2011
Sulphide ore tonnes milled (000’s)	825	687	634	3,062	2,691
Sulphide ore grade processed (%)	1.4	1.3	1.4	1.3	1.4
Sulphide copper recovery (%)	93	94	91	91	91
Copper production (tonnes)	11,038	8,656	8,155	37,670	35,281
Copper sales (tonnes)	13,007	8,962	11,601	40,174	35,774
Gold production (ounces)	16,802	12,827	13,943	60,519	62,938
Gold sales (ounces)	20,864	13,631	21,467	67,089	65,954
Cash costs (C1) (per lb)[1]	$1.13	$1.43	$1.63	$1.48	$1.46
Total costs (C3) (per lb)[1]	$1.69	$1.93	$2.45	$2.04	$2.20

Sales revenues	127.3	85.6	97.2	394.4	346.2
Gross profit	47.5	24.3	3.5	117.7	127.8
EBITDA[1]	54.2	29.6	20.9	142.4	157.7

[1]	C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information.

Full year operating results

2012 copper production was 7% higher than in the prior year. Efforts are ongoing to maintain steady state operations and throughput has increased by 14% year-on-year. The better throughput performance in 2012 is a result of the mill optimization works and improved blast fragmentation.

There was a slight decrease in copper grades, year-on-year, however there was an increase in the last quarter of 2012 reflecting the current ore profile in the pit.

Cash costs increased by $0.02 per lb to $1.48 per lb compared to the prior year. A larger gold credit has been offset by an increase in mining costs specifically for explosives, contractors and equipment hire.

2012 sales revenues increased by 14% compared to 2011 reflecting an increase in copper sales volumes of 12% offset by a lower net realized price. 2012 sales revenues also benefited from higher gold sales volumes. Gross profit fell by 8% due to increased costs for personnel, maintenance and consumables partially offset by the increase in sales revenues.

Q4 operating results

Q4 2012 copper production increased by 35% from Q4 2011, mainly as a result of increased throughput rates. A record quarterly throughput rate of 825,000 tonnes was achieved in Q4 2012 due to ball mill optimization work and better fragmentation of ore. Copper recovery in Q4 2012 increased following a circuit reconfiguration in Q3 2012 allowing longer flotation residence time which has increased recoveries.

Gold production increased by 21% from Q4 2011 with higher throughput partially offset by slightly lower grade and recovery.

Cash costs in Q4 2012 are 31% lower than Q4 2011 as a result of lower processing costs, site administration costs and treatment and refining charges. Cash costs also benefited from the unit cost effect of producing 35% more copper.

Sales revenues and gross profit have both increased in comparison to Q4 2011 with a 40% increase in copper sales revenues and a 12% increase in gold sales revenues. The increase in sales revenues reflects both an increase in copper sales volumes and higher realized prices. This increase in revenues and lower cash operating costs drove the increase in gross profit.

Increases in throughput and grade drove the 28% increase in copper production in Q4 2012 compared to Q3 2012. Gold production increased by 31% from Q3 2012.

Outlook

Production in 2013 is expected to be between 37,000 and 41,000 tonnes of copper, and between 52,000 and 61,000 ounces of gold. Production is expected to benefit from higher volumes of material mined exposing ore in two additional cutbacks.

Process plant enhancements continue with a focus on better availability in the grinding circuit to achieve more consistent operation at steady state to maintain throughput rates as ore grades are expected to be slightly lower than those in 2012. The project to install an additional mill from the mothballed Bwana Mkubwa copper plant that was planned for Q4 2012 has been replaced by a new SAG mill project which is now under design and planning. Commissioning is expected in mid-2014.

2012 Management’s Discussion and Analysis	6

in United States dollars, tabular amounts in millions, except where noted

Ravensthorpe Nickel Operation	Q4 2012	Q3 2012	Q4 2011	2012	2011
Beneficiated ore tonnes processed (000’s)	687	733	645	2,811	645
Beneficiated ore grade processed (%)	1.5	1.4	1.3	1.5	1.3
Nickel recovery (%)	78	77	68	77	68
Nickel production (contained tonnes)	8,227	8,032	5,666	32,884	5,666
Nickel sales (contained tonnes)	7,288	6,272	1,388	28,738	1,388
Nickel production (payable tonnes)	6,338	6,188	4,189	25,347	4,189
Nickel sales (payable tonnes)	5,425	4,790	1,110	21,857	1,110
Cash costs (C1) (per lb)[1]	$6.05	$6.43	—	$5.97	—
Total costs (C3) (per lb)[1]	$7.33	$7.84	—	$7.25	—

Sales revenues	94.3	81.3	—	387.7	—
Gross profit (loss)	2.8	(1.6)	—	42.5	—
EBITDA	14.6	6.4	—	82.3	—

[1]	C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information.

Full year operating results

2012 was Ravensthorpe’s first full year of production after reaching commercial production on December 28, 2011. The year has seen Ravensthorpe ramp up to design capacity in the earlier months of the year and commencing in-pit mining in Q2 2012. By Q3 2012, the majority of the ore feed was being sourced from the pit and nickel production for the full year was in-line with plan as a result of steady state operation of the complete circuit. Nickel grades and recoveries have remained consistent through the year.

C1 costs for the year consistently beat guidance and ended the year at $5.97 per lb against original full year guidance in Q1 2012 of $6.60 per lb to $6.80 per lb. At the beginning of the year, low cost sulphur inventory contributed to a lower cost of production. Throughout the year, the consistent operation of the sulphuric acid plant which generates power as a by-product, provided for sufficient and stable power generation for the operation and reduced diesel costs. Ore costs increased as the mining operations moved to the main pit in the second half of 2012.

Q4 operating results

Limonite ore availability was limited early in Q4 2012 which resulted in new mining areas being opened up to provide a future source of ore. Mining activity continued to feed ore to the crushers with a limited amount of material stockpiled to accommodate crusher availability.

C1 costs have decreased in Q4 2012 compared to Q3 2012. Lower processing costs in the quarter were driven by lower sulphur costs as well as processing circuit improvements which have resulted in savings in flocculant consumption. A lower C1 cost was achieved despite a $0.07 per lb increase in mining costs resulting from additional waste being mined.

Outlook

Production in 2013 is expected to be between 31,000 and 35,000 tonnes of nickel.

Crushing plants and beneficiation are expected to continue to operate well in 2013. A number of circuit improvements in beneficiation during Q1 2013 are expected to result in improvements in plant utilization. Processing circuit enhancements in Q4 2012 have already resulted in savings and the same focus will now be extended to the operation of the CCD’s.

The sulphuric acid plant is expected to continue to have stable operations with efficient use of power distribution, significantly reduced diesel fuel consumption and associated savings. Taking advantage of lower cost sulphur opportunities with associated logistical improvements will remain a focus for Ravensthorpe.

2012 Management’s Discussion and Analysis	7

in United States dollars, tabular amounts in millions, except where noted

Kevitsa Nickel-Copper-PGE[1] Operation	Q4 2012	Post- commercial production Q3 2012	Pre- commercial production Q3 2012	2012	2011
Ore tonnes milled (000’s)	1,413	687	720	3,138	—
Nickel ore grade processed (%)	0.2	0.2	0.2	0.2	—
Nickel recovery (%)	59	60	54	56	—
Nickel production (tonnes)	1,870	1,041	843	3,875	—
Nickel sales (tonnes)	792	848	—	1,640	—
Copper ore grade processed (%)	0.3	0. 3	0.3	0.3	—
Copper recovery (%)	84	84	87	83	—
Copper production (tonnes)	3,448	1,874	2,130	8,094	—
Copper sales (tonnes)	2,805	2,604	1,040	6,448	—
Gold production (ounces)	2,172	1,431	1,282	5,367	—
Platinum production (ounces)	6,123	3,926	3,174	13,808	—
Palladium production (ounces)	5,419	3,373	2,827	12,183	—
Nickel cash costs (C1) (per lb)[2]	$6.37	$3.79	—	$5.47	—
Nickel total costs (C3) (per lb)[2]	$7.19	$5.35	—	$6.54	—
Copper cash costs (C1) (per lb)[2]	$1.75	$0.11	—	$1.28	—
Copper total costs (C3) (per lb)[2]	$3.06	$1.49	—	$2.61	—

Sales revenues	36.5	35.6	—	72.1	—
Gross profit	6.4	17.5	—	23.9	—
EBITDA	11.2	23.6	—	34.8	—

[1]	Platinum-group elements (“PGE”)
[2]	C1 and C3 costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information

Q4 2012 marked the first full quarter of commercial production for Kevitsa. Throughput rates exceeded expectations whilst recoveries were below life of mine targets due to the weathered nature of the initial ore processed. Slightly lower feed grades in line with life of mine plans has resulted in lower output of copper and nickel compared to Q3 2012.

There has been steady improvement in both mining capacity and the efficiency of machinery operations, the latter of which has been affected during the first period of commercial production in the Arctic winter.

Nickel and copper cash costs increased over Q3 2012 with a ramp up in contractor usage and maintenance costs in line with plan and higher electricity costs due to an increase in electricity tariffs which is normal for the time of year. Copper by-product credits decreased from Q3 2012 as Q3 2012 benefited from the sale of production from the commissioning phase. Nickel by-product credits were unfavorably impacted by some stockpiling of nickel concentrate in the quarter.

Outlook

Production in 2013 is expected to be between 15,000 and 19,000 tonnes of copper, between 9,000 and 10,000 tonnes of nickel and 12,000 to 14,000 ounces of gold.

In Q1 2013 mining is planned to ramp up to a full seven days per week shift roster as opposed to the five days per week system implemented for the majority of 2012. Mining volumes have been set at 12.9 Mt of waste and 7.3 Mt of ore equating to a strip ratio of 1.8. The amount of weathered ore going into the plant is expected to reduce in the first half of 2013. Pre-stripping the Stage 2 cutback will commence in the first half of 2013.

A focus on improving nickel recoveries and achieving pilot study levels has been ongoing for several months. Different scenarios of flotation kinetics are being trialed and sampled during Q1 2013 for further optimization work.

2012 Management’s Discussion and Analysis	8

in United States dollars, tabular amounts in millions, except where noted

The Company has submitted an environmental assessment and application to increase the plant throughput rate from the current approved 5.5 Mtpa up to a maximum of 10 Mtpa. Liaison with the relevant authorities is in progress with respect to granting of the upgraded permit.

2012 Management’s Discussion and Analysis	9

in United States dollars, tabular amounts in millions, except where noted

DEVELOPMENT ACTIVITIES

Kansanshi expansions, Zambia

The multi-stage Kansanshi plant upgrade to an annual production capacity of 400,000 tonnes of copper continues into 2013. The stage one oxide circuit expansion to 7.2 Mtpa was completed in Q2 2012 and optimized during Q3 2012 with the benefits being seen in the oxide throughput of Q4 2012. Progress on the stage two oxide capacity expansion to 14.5 Mtpa continued with a phased commissioning commencing from mid-2013. The expansion encompasses additional crushing, flotation, leach tanks, CCD thickeners, solvent extraction, electro-winning and associated ancillary systems and equipment. Acid supply and economics will dictate the rate of oxide treatment until the smelter is commissioned in mid-2014 however the output of the five acid plants as well as the current volume of acid that can be externally sourced will allow for interim treatment rates of approximately 10 Mtpa.

The second phase of the 400,000 tonne annual production capacity expansion project is an expansion of the sulphide treatment facilities by construction of a new section of plant capable of treating up to 25 Mtpa of sulphide ore. Board approval has been granted for the project and construction of this new plant is planned to commence in the first half of 2013.

Copper smelter project, Zambia

Kansanshi’s concentrate is currently treated at smelters in Zambia, however, existing domestic smelting capacity will be insufficient to process the substantial increase in production resulting from the Kansanshi expansion and the Sentinel project. The new copper smelter is designed to process 1.2 million tonnes of concentrate to produce over 300,000 tonnes of copper metal annually. The smelter is also expected to produce 1.0 million tonnes of sulphuric acid as a by-product at a low cost which will benefit Kansanshi by allowing the treatment of high acid-consuming oxide ores and the leaching of some mixed ores. The additional acid is also expected to optimize the expansion of the oxide leach facilities and allow improved recoveries of leachable minerals in material now classified and treated as mixed ore.

Detailed design works on the smelter are well progressed and all of the major equipment packages have been ordered. On site, earthworks construction is approximately 85% complete and concrete pouring is 20% complete. Mechanical installation commenced in January 2013. The project is scheduled for construction completion in mid-2014 followed by commissioning and ramp up.

Sentinel project, Zambia

A mineral resource and reserve estimate for the Sentinel copper project was released in March 2012. An estimated measured and indicated resource of 1,027 Mt at 0.51% copper grade, containing 5.2 Mt of copper has been delineated, inclusive of an estimated recoverable proven and probable mineral reserve of 774 Mt at 0.50% copper grade, containing 3.9 Mt of copper. The life of mine strip ratio is anticipated to be 2.2 and the estimated mine life is in excess of 15 years. An infill drilling programme has commenced to identify further detail of the geological resources that will be encountered during the initial years of operation.

The project is expected to produce between 270,000 and 300,000 tonnes of copper in concentrate annually.

Sentinel construction activities continued to ramp up in Q4 2012 following the approval from the Company’s Board of Directors. Project milestones to the end of December 2012 include detailed design engineering 70% complete; construction completion of process plant earthworks for the major equipment areas; over 30,000 cubic metres of concrete poured on site; and approximately 3,000 tonnes of structural steel fabricated with approximately 1,500 tonnes of steel already received on site and being erected. The development of project infrastructure continues: the major tenders for the Zambia Electricity Supply Corporation Limited 330kV transmission line and substation works have been released; the first senior houses are complete and ready for occupation; the visitor guesthouse is complete; and a further 20 houses are on schedule for completion in Q1 2013.

The Company will continue project development with an on-going commitment to social responsibility within the complete license area.

Project capital costs were estimated at approximately $1.72 billion with project completion unchanged and expected during 2014. However a throughput increase from 40 Mtpa to 55 Mtpa, plus the addition of a nickel processing plant (Enterprise development) has been added to the project development which increased the total capital cost estimate to $2.0 billion.

Enterprise project, Zambia

The maiden mineral resource estimate for the Enterprise nickel deposit has been identified at 40.1 Mt at 1.07% nickel. This supports proved and probable mineral reserves of 32.7 Mt at 1.10% nickel and based on a 4 Mtpa operation, the mine life would be approximately eight years producing 38,000 to 40,000 tonnes of nickel per annum. There is further potential to increase both the mineral resource and reserve as drilling continues in the adjacent Enterprise South West Zone. The Enterprise deposit is located approximately 12 kilometres north west of the Sentinel development.

The longest lead equipment items, being the SAG mill and the ball mill, have been ordered and engineering design has commenced.

2012 Management’s Discussion and Analysis	10

in United States dollars, tabular amounts in millions, except where noted

Exploration

Exploration programs continued with ongoing drilling campaigns active at Trident and Kansanshi. A maiden resource and reserve estimate was released for the Enterprise nickel project and a significant resource and reserve upgrade was announced for Kansanshi.

Trident Exploration

At Trident up to 10 drill rigs were active mostly on regional targets, but also included some infill drilling on Sentinel and additional resource drilling around Enterprise. In total, approximately 110,000 metres of drilling was completed at Trident in 2012.

Enterprise nickel project (Main and SW) Grade-Tonnage Estimate as at November 28, 2012

	Ore tonnes	Grade	Contained nickel
	(million tonnes)	(Nickel %)	(‘000 tonnes)
Measured resource	2.7	1.51	41
Indicated resource	37.4	1.04	390

Total measured and indicated	40.1	1.07	431

Inferred resource	7.1	0.70	50

Note: The Mineral Resource is reported at a 0.15% nickel cut off and was estimated as a block model within constraining mineralized wireframe. Differences may occur due to rounding.

Several regional targets were drill tested during the Q4 2012. The target at Bream, 20 kilometres north east of Enterprise, continues to return encouraging low grade disseminated chalcopyrite intercepts in reconnaissance drilling over several hundred metres of strike within highly altered sequence.

Kansanshi

At Kansanshi, 14 core rigs continued operating on the project divided between incremental resource and reserve additions immediately around the existing pits and the district exploration program. These programs are designed to provide enhanced definition of longer term oxide and sulphide resource potential as well as to test the ultimate extents of the mineral system.

More than 120,000 metres of resource development drilling has now been completed at Kansanshi. Modeling and resource estimation of the Kansanshi and South East Dome resources were finalized during the period and released as part of the Kansanshi resource and reserve upgrade statement in December.

The mineral resource estimate for the combined Main and North West regions includes a total of 690.0 Mt at 0.86% total copper (“TCu”) defined by a cut-off grade of 0.3% TCu in the measured and indicated classification plus an additional 344.5 Mt at 0.7% TCu in the inferred classification. The mineral resource for the South East Dome includes 54.0 Mt at 0.9% TCu defined at a cut-off grade of 0.3% TCu in the indicated classification plus an additional 20.8 Mt at 0.91% TCu in the inferred classification.

Initial comparative estimates show that the mineral resource tonnage has increased by approximately 121% and total contained copper metal by 74%. The inferred mineral resources has increased by greater amounts and these largely adjacent regions will now be the focus of the targeted in-fill drilling program for 2013.

Exploration drilling during the quarter continued to the northern side of South East Dome where additional intercepts suggest that the resource and potential pit may be extended into the Rocky Hill area.

Regional transect drilling has included several deep holes (700 – 1,000 metres) along the core of the Kansanshi Antiform, some of which have intercepted notable mineralization to depths of over 800 metres below surface. The context and extent of this mineralization is not yet fully understood however it further enhances the scale of the Kansanshi system.

Finland

Deep drilling targeting geophysical targets immediately to the south west of Kevitsa has demonstrated a much larger body of the Dunite/pyroxenite intrusion (host to the Kevitsa mineralization) than was previously known. Scattered chalcopyrite/pentlandite at depth in this hole suggests potential for Kevitsa style mineralization well beyond the area previously tested by drilling.

Reconnaissance drilling and ground geophysics is in progress or planned during the northern winter season on a number of Mafic nickel-copper, sediment hosted copper and IOCG copper-gold targets through Finland.

Peru

Detailed soil sampling over targets identified in the 2012 helicopter magnetic survey has confirmed porphyry style geochemistry over six main target areas within the Haquira tenure. The multi-element sampling has demonstrated a very extensive footprint halo around known mineralization that should prove useful for defining new porphyry mineralization in Southern Peru.

2012 Management’s Discussion and Analysis	11

in United States dollars, tabular amounts in millions, except where noted

Exploration drilling at Haquira is likely to be postponed during 2013 while the Company concentrates on the community and environmental aspects of the project development.

In May 2012, the Company acquired a 19.99% ownership stake in Zincore Metals Inc (“Zincore”). Since then, Zincore has released results for three of the seven holes drilled to date on their early stage Dolores copper porphyry prospect, in which the Company has an option to earn 80%. The current holes are widely spaced and have encountered extensive intercepts of low grade mineralization in holes nearly 3 kilometres apart (for more details see Zincore press releases – TSX-V: ZNC).

Turkey

The Company has entered into a placement and option joint venture agreement with Empire Mining Corporation (now Columbus Copper Corporation (TSX-V: CCU)) which hold rights to a porphyry/skarn copper project at Bursa in Western Turkey. Drilling and a high resolution airborne magnetic survey commenced on the project during Q4 2012.

Mauritania & West Africa

The diamond drill program on the Oriental Hill mineralization adjacent to the current Guelb Moghrein open pit continued during Q4 2012. As part of the program five metallurgical holes have been completed for detailed metallurgical testing. Consistent thicknesses of oxide and typical Guelb Moghrein style ‘FMC’ mineralization have been intercepted and are somewhat wider than anticipated in the south.

Drilling on the Bou Seroual gold target east of Guelb Moghrein has intercepted quartz-ankarite-sulphide veins in an extensively altered shear zone. Assay results for gold are pending.

The first of three exploration permits in western Cote D’Ivoire has been granted to the Company’s alliance partner Newgenco. These permits cover prospective nickel-copper-PGE targets in the Man region. Reconnaissance geochemistry and geophysics are now able to commence.

2012 Management’s Discussion and Analysis	12

in United States dollars, tabular amounts in millions, except where noted

SALES REVENUES

		Q4 2012	Q3 2012	Q4 2011	2012	2011
Kansanshi	- copper	437.9	462.3	368.4	1,797.3	1,909.3
	- gold	56.4	44.8	37.3	182.6	139.0
Guelb Moghrein	- copper	92.5	64.1	66.2	286.7	244.4
	- gold	34.8	21.5	31.0	107.7	101.8
Ravensthorpe	- nickel	93.0	79.6	—	380.8	—
	- cobalt	1.3	1.7	—	6.9	—
Kevitsa	- nickel	6.9	8.8	—	15.7	—
	- copper	20.6	18.7	—	39.3	—
	- gold, PGE and cobalt	9.0	8.1	—	17.1	—
Corporate and other		22.2	15.2	64.4	116.3	189.0

		774.6	724.8	567.3	2,950.4	2,583.5

Full year 2012 sales revenues were 14% higher than 2011. Revenue in 2012 has benefited from a full year of commercial production at Ravensthorpe, contributing $387.7 million and the first full quarter of production at Kevitsa, contributing $72.1 million. Excluding the two new operations, sales revenues decreased by 4% year-on-year due to the lower net realized copper price which fell by 9%. Gold revenues increased to $296.4 million in 2012 due to higher sales volumes and higher realized prices.

Q4 2012 total sales revenues were 37% higher than the prior year quarter due to the contribution of Ravensthorpe and Kevitsa of $94.3 million and $36.5 million respectively. Excluding the two new operations, sales revenues increased by 13% from Q4 2011 from a combination of higher realized copper and gold prices and higher sales volumes of both metals. This was offset by a decrease in revenue from the Corporate segment which in 2011 benefited from a one-off sale of excess sulphur.

The Company’s revenues are recognized at provisional prices when title passes to the customer. Subsequent adjustments for final pricing are materially offset by derivative adjustments and shown on a net basis in cost of sales (see “Hedging Program” for further discussion).

Copper selling price (per lb)	Q4 2012	Q3 2012	Q4 2011	2012	2011
Average LME cash price	3.59	3.50	3.40	3.61	4.00
Realized copper price	3.46	3.45	3.33	3.51	3.87
Treatment/refining charges (“TC/RC”) and freight charges	(0.23)	(0.26)	(0.32)	(0.25)	(0.27)

Net realized copper price	3.23	3.19	3.01	3.26	3.60

The LME copper price averaged $3.59 per lb for the quarter, an increase of $0.19 per lb from the average for Q4 2011. Copper prices traded lower from the end of September (closing $3.75 per lb) to a quarter low of $3.42 per lb on November 9, 2012 when the Dow Jones Industrial Average registered its biggest one day loss in 2012.

Nickel selling price (per lb)	Q4 2012	Q3 2012	Q4 2011	2012	2011
Average LME cash price	7.70	7.41	8.30	7.95	10.35
Realized nickel price per payable pound	7.74	7.69	—	7.96	—
TC/RC charges	(0.35)	(0.44)	—	(0.25)	—

Net realized nickel price per payable pound	7.39	7.25	—	7.71	—

The LME nickel price averaged $7.70 per lb for the quarter, a decrease of $0.60 per lb from the average for Q4 2011. The rally in nickel prices that began in the final week of August and continued through September reached its peak of $8.54 per lb on October 2, 2012 and then started to fall back reaching a quarter low of $7.19 per lb on November 5, 2012. The last week of November saw a rebound to around $7.94 per lb in early December, and then to a month high of $8.05 per lb at the close on December 12, 2012.

2012 Management’s Discussion and Analysis	13

in United States dollars, tabular amounts in millions, except where noted

SUMMARY FINANCIAL RESULTS

	Q4 2012	Q3 2012	Q4 2011	2012	2011
Gross profit
Kansanshi	238.0	223.8	186.2	929.4	1,187.1
Guelb Moghrein	47.5	24.3	3.5	117.7	127.8
Ravensthorpe	2.8	(1.6)	—	42.5	—
Kevitsa	6.4	17.5	—	23.9	—
Other	0.3	(3.0)	(7.0)	(12.5)	(6.9)

Total gross profit	295.0	261.0	182.7	1,101.0	1,308.0

Exploration	(13.4)	(6.3)	(19.7)	(49.7)	(73.0)
General and administrative	(20.4)	(22.5)	(15.8)	(76.0)	(73.8)
Other income (expense)	(5.0)	(1.0)	(3.8)	(4.3)	7.3
Net finance income (costs)	1.0	1.2	(0.1)	8.3	(4.6)
Settlement of RDC claims and sale of assets	—	—	—	1,217.9	—
Bond inducement costs	—	—	—	—	(48.4)
Income taxes	(50.5)	(99.7)	(49.5)	(327.8)	(460.7)

Net earnings for the period	206.7	132.7	93.8	1,869.4	654.8

Net earnings for the period attributable to:
Non-controlling interests	20.0	25.4	17.8	96.5	125.9
Shareholders of the Company	186.7	107.3	76.0	1,772.9	528.9

Comparative earnings	186.7	107.3	78.9	555.0	580.5

Earnings per share
Basic	$0.39	$0.23	$0.16	$3.74	$1.18
Diluted	$0.39	$0.23	$0.16	$3.72	$1.18

Comparative earnings per share	$0.39	$0.23	$0.17	$1.17	$1.30

Full year exploration costs decreased from 2011. The prior year includes exploration expenses at Enterprise, which were capitalized in 2012 following a development decision by the Board. Full year exploration expenses comprise primarily;

•	$13.7 million in Peru

•	$8.4 million at Kansanshi

•	$9.6 million in Finland and Sweden

•	$8.7 million at Guelb Moghrein

General and administrative costs were consistent with costs in 2011. A reduction in legal expenses related to RDC matters were partially offset by an increase in personnel costs in 2012 driven by an increased complement of employees to develop and manage the Company’s expanded asset base.

On January 5, 2012, the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the RDC and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The transaction was completed on March 2, 2012. The total consideration was comprised of $750.0 million, paid on March 2, 2012, together with a deferred consideration of $500.0 million in the form of a three-year Promissory Note with an interest coupon of 3% payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the RDC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the RDC. In connection with the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have also settled all disputes relating to the companies being sold and their assets and operations in the RDC and each of First Quantum, ENRC, the RDC Government,

2012 Management’s Discussion and Analysis	14

in United States dollars, tabular amounts in millions, except where noted

International Finance Corporation and Industrial Development Corporation have released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the RDC on or before the date of closing.

The $1,217.9 million gain recognized on the disposal includes the fair value of proceeds received, net of transaction costs and the underlying net liabilities of subsidiaries disposed of.

Income taxes for the full year amount to an effective income tax rate of approximately 33% of earnings (excluding the $1,217.9 received in settlement of RDC claims and sale of assets) compared to 40% (based on comparative earnings) in the prior year. The decrease is due to a number of non-recurring factors that include the recognition of previously unrecognized tax losses. In future, it is expected that the effective tax rate will reduce slightly below 43% as a result of increased earnings in lower tax jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

	Q4 2012	Q4 2011[1]	2012	2011[1]	2010[1]
Cash flows from operating activities
- before changes in working capital	319.1	285.5	1,165.2	1,299.3	1,340.4
- after changes in working capital	70.2	(5.2)	342.5	412.3	802.9
Cash flows from investing activities
Payments for property, plant and equipment	(420.0)	(294.4)	(1,373.3)	(1,108.7)	(357.6)
Proceeds from settlement of RDC claims and sale of assets	—	—	736.5	—	—
Acquisitions	—	—	—	—	(514.9)
Other investing activities	(27.3)	—	(41.0)	14.0	646.9
Cash flows from financing activities	311.2	(2.8)	192.2	(210.4)	(151.6)

Net cash flows	(65.9)	(302.4)	(143.1)	(892.8)	(425.7)
Cash balance	309.0	452.1	309.0	452.1	1,344.9

Total assets	7,536.4	5,298.0	7,536.4	5,298.0	4,957.9
Total long-term liabilities	1,211.4	507.6	1,211.4	507.6	853.1

Cash flows from operating activities per share[2]
before working capital (per share)	$0.67	$0.60	$2.46	$2.91	$3.34
after working capital (per share)	$0.15	$(0.01)	$0.72	$0.92	$0.92

[1]	Cash flows before changes in working capital has been adjusted from that previously disclosed due to changes in presentation of taxes paid and interest received in the cash flow.
[2]	Cash flows per share is not recognized under IFRS. See “Regulatory Disclosures” for further information.

2012 operating cash flows before changes in working capital decreased from 2011 due to higher non-cash expenses in 2011. Changes in working capital during 2012 resulted in a reduction of cash of $822.7 million which includes $458.8 million in Zambian taxes that the Company paid during the year. Increases in accounts receivable and inventory totalled $444.3 million during 2012, resulting in part, from the commencement of operations at Kevitsa.

Capital expenditure on the Company’s key development projects totalled $1,373.3 million for the year. Capital expenditure comprised primarily;

•	$755.2 million at Kansanshi for the oxide circuit expansions, smelter project and mine pit development costs

•	$328.2 million at Sentinel, including deposits, for site development and long-lead plant and mine equipment

•	$171.4 million at Kevitsa for project development, completion and costs incurred during the commissioning phase

Proceeds from settlement of RDC claims and sale of assets represents the net cash proceeds received during Q1 2012. The $500.0 million promissory note is payable by ENRC on March 2, 2015.

Cash flows from financing activities for the year include dividend payments made to shareholders of the Company of $91.0 million as well as dividends paid to non-controlling interest of $39.0 million. Cash flows from financing activities in 2011 include dividend payments of $79.3 million and $10.8 million made to shareholders of the Company and non-controlling interest respectively. Prior year cash flows from financing activities also include bond inducement costs of $48.4 million and the final $80.7 million repayment of the $400.0 million term loan facility which was previously in place.

Cash flows from financing activities in Q4 2012 comprise primarily of the net proceeds from the $350.0 million senior notes issue which was completed on October 10, 2012. Q4 2012 also includes dividends of $23.2 million paid to non-controlling interests.

2012 Management’s Discussion and Analysis	15

in United States dollars, tabular amounts in millions, except where noted

As at December 31, 2012, the Company had the following contractual obligations outstanding:

	Carrying Value	Contractual Cashflows	< 1 year	1 –3 years	3 –5 years	Thereafter
Debt	396.8	584.9	73.3	60.0	50.8	400.8
Trade and other payables	355.5	355.5	355.5	—	—	—
Current taxes payable	32.5	32.5	32.5	—	—	—
Deferred payments	4.2	4.2	4.2	—	—	—
Finance leases	27.2	38.9	3.8	7.6	7.6	19.9
Commitments	897.2	897.2	897.2	—	—	—
Restoration provisions	270.5	519.0	0.6	5.6	1.0	511.8

Total	1,983.9	2,432.2	1,367.1	73.2	59.4	932.5

Total commitments of $897.2 million comprise primarily of capital expenditure for property, plant and equipment related to the development of Sentinel, upgrades at Kansanshi, the smelter construction and other projects.

The significant capital expansion and development program is expected to be funded using available cash, future cash flows from operations and debt facilities. At December 31, 2012, both the $250.0 million Kevitsa debt facility and $1.0 billion Kansanshi senior term and revolving facility were undrawn and available for drawdown.

2012 Management’s Discussion and Analysis	16

in United States dollars, tabular amounts in millions, except where noted

Hedging program

As at December 31, 2012, the following derivative positions were outstanding:

		Average price
	Open Positions (tonnes/ounces)	Contract	Market	Maturities Through
Embedded derivatives in provisional sales contracts:
Copper	50,191	$3.61/lb	$3.59/lb	March 2013
Nickel	3,996	7.81/lb	7.70/lb	February 2013
Gold	19,462	1,705/oz	1,676/oz	March 2013
Commodity contracts:
Copper	53,453	$3.61/lb	$3.59/lb	March 2013
Nickel	3,315	7.81/lb	7.70/lb	February 2013
Gold	21,253	1,705/oz	1,676/oz	March 2013

A summary of the fair values of unsettled derivative financial instruments for commodity contracts recorded on the consolidated balance sheet:

	December 31, 2012	December 31, 2011
Commodity contracts:
Asset position	$5.0	$5.1
Liability position	(2.4)	(6.0)

a) Provisional pricing and derivative contracts

A portion of the Company’s metal sales is sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when title transfers to the customer and final pricing is not determined until a subsequent date, typically two months later. The difference between final price and provisional invoice price is recognized in net earnings. In order to mitigate the impact of these adjustments on net earnings, the Company enters into derivative contracts to directly offset the pricing exposure on the provisionally priced contracts. The provisional pricing gains or losses and offsetting derivative gains or losses are both recognized as a component of cost of sales. Derivative assets are presented in other assets and derivative liabilities are presented in other liabilities with the exception of copper, gold and nickel embedded derivatives which are included within accounts receivable.

As at December 31, 2012, substantially all of the Company’s metal sales contracts subject to pricing adjustments were hedged by offsetting derivative contracts.

2012 Management’s Discussion and Analysis	17

in United States dollars, tabular amounts in millions, except where noted

EQUITY

At the date of this report, the Company has 476,310,282 shares outstanding. There were no changes in common shares outstanding during 2012.

OTHER ITEMS

Zambian taxation

The Government of the Republic of Zambia (“GRZ”) announced in January 2008 a number of proposed changes to the tax regime in the country in relation to mining companies. The Company, through some of its Zambian subsidiaries, is party to Development Agreements with the GRZ for its existing operations which provide an express right to full and fair compensation for any loss, damages or costs (including interest) incurred by the Company by reason of the government’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of international arbitration in the event of any dispute. The Company’s Zambian subsidiaries have complied with the GRZ’s new tax regime without prejudice to its rights under the Development Agreement.

Following the change of government in 2011, the first Budget of the new government introduced a further increase in the copper mineral royalty tax from 3% to 6%, effective April 2012, in breach of the Development Agreements.

In the 2013 Budget, delivered in October 2012, the GRZ has decreased the rate of Capital Allowances from 100% per annum to 25% per annum. This will impact the timing of the tax benefit from the Company’s significant capital programs at Kansanshi and Sentinel.

Until resolved differently with the GRZ, the Company is recognizing and paying taxes in excess of the Development Agreement, resulting in an effective tax rate of approximately 43% at Kansanshi.

2012 Management’s Discussion and Analysis	18

in United States dollars, tabular amounts in millions, except where noted

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company:

Consolidated operating statistics	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	Q4 12	2012
Sales revenues
Copper	$2,196.0	$651.6	$606.9	$585.0	$474.4	$2,317.9	$573.3	$528.1	$559.1	$571.7	$2,232.2
Nickel	—	—	—	—	—	—	80.1	128.1	88.3	100.0	396.5
Gold	197.2	53.6	53.1	66.0	68.2	240.9	68.5	64.3	68.8	94.8	296.4
PGE and other elements	—	—	—	—	24.7	24.7	6.8	1.8	8.6	8.1	25.3
Total sales revenues	2,393.2	705.2	660.0	651.0	567.3	2,583.5	728.7	722.3	724.8	774.6	2,950.4
Gross profit	1,211.7	439.5	363.2	322.6	182.7	1,308.0	270.3	274.7	261.0	295.0	1,101.0
EBITDA	1,120.2	425.6	346.7	279.2	180.6	1,232.1	1,498.9	276.4	276.2	309.7	2,361.2
Net earnings attributable to shareholders of the Company	305.8	206.7	155.3	90.9	76.0	528.9	1,336.9	142.0	107.3	186.7	1,772.9
Comparative earnings	549.7	206.7	155.3	139.6	78.9	580.5	119.0	142.0	107.3	186.7	555.0

Basic earnings per share	$0.76	$0.48	$0.36	$0.20	$0.16	$1.18	$2.82	$0.30	$0.23	$0.39	$3.74
Comparative earnings per share	$1.37	$0.48	$0.36	$0.30	$0.17	$1.30	$0.25	$0.30	$0.23	$0.39	$1.17
Diluted earnings per share	$0.69	$0.44	$0.33	$0.20	$0.16	$1.18	$2.81	$0.30	$0.23	$0.39	$3.72
Dividends declared per common share ($CDN per share)	$0.142	$0.121	—	$0.053	—	$0.174	$0.1277	—	$0.0603	—	$0.1880
Weighted average # shares (000’s)	401,322	428,770	428,775	456,865	474,071	447,224	474,069	474,035	473,776	473,718	473,893

Cash flows from operating activities
Before working capital movements	$3.34	$0.84	$0.62	$0.85	$0.60	$2.91	$0.41	$0.78	$0.60	$0.67	$2.46
After working capital movements	$0.92	$0.88	($0.13)	$0.21	($0.01)	$0.92	$0.29	$0.49	($0.21)	$0.15	$0.72

Copper statistics
Total copper production (tonnes)	323,017	74,888	64,587	58,785	67,316	265,576	65,869	72,184	84,144	84,918	307,115
Total copper sales (tonnes)	311,560	70,665	65,511	71,443	65,638	273,257	67,789	72,711	77,396	77,570	295,466

Realized copper price (per lb)	3.25	4.23	4.05	3.84	3.33	3.87	3.67	3.48	3.45	3.46	3.51
TC/RC (per lb)	(0.06)	(0.03)	(0.04)	(0.06)	(0.06)	(0.05)	(0.07)	(0.08)	(0.09)	(0.08)	(0.08)
Freight charges (per lb)	(0.21)	(0.19)	(0.20)	(0.24)	(0.26)	(0.22)	(0.18)	(0.19)	(0.18)	(0.15)	(0.17)
Net realized copper price (per lb)	2.98	4.01	3.81	3.54	3.01	3.60	3.42	3.21	3.19	3.23	3.26

Cash costs – copper (C1) (per lb)[1]	$1.18	$1.15	$1.43	$1.52	$1.53	$1.41	$1.59	$1.53	$1.44	$1.42	$1.49
Total costs – copper (C3) (per lb)[1]	$1.47	$1.48	$1.78	$1.85	$1.97	$1.76	$1.89	$1.96	$1.86	$1.91	$1.91

Nickel statistics
Nickel production (contained tonnes)	—	—	—	—	5,666	5,666	8,573	8,174	9,916	10,096	36,759
Nickel sales (contained tonnes)	—	—	—	—	1,388	1,388	5,332	9,846	7,120	8,081	30,379

Nickel production (payable tonnes)	—	—	—	—	4,189	4,189	6,617	6,204	6,932	8,039	27,792
Nickel sales (payable tonnes)	—	—	—	—	1,110	1,110	4,199	7,443	5,554	6,124	23,320

Realized nickel price (per payable lb)	—	—	—	—	—	—	8.85	7.84	7.69	7.74	7.96
TC/RC (per payable lb)	—	—	—	—	—	—	(0.20)	(0.05)	(0.44)	(0.35)	(0.25)
Net realized nickel price (per payable lb)	—	—	—	—	—	—	8.65	7.79	7.25	7.39	7.71

Cash costs – nickel (C1) (per payable lb)[1]	—	—	—	—	—	—	$5.69	$5.70	$6.24	$6.12	$5.92
Total costs – nickel (C3) (per payable lb)[1]	—	—	—	—	—	—	$6.93	$6.95	$7.64	$7.30	$7.19

Gold statistics
Total gold production (ounces)	191,395	49,146	41,087	41,468	43,524	175,225	42,495	44,280	50,784	64,383	201,942
Total gold sales (ounces)	188,368	45,349	38,426	47,458	49,209	180,442	45,619	46,445	48,889	61,350	202,303
Net realized gold price (per ounce)	1,047	1,183	1,382	1,386	1,386	1,335	1,502	1,384	1,408	1,546	1,465

Platinum statistics
Platinum production (ounces)	—	—	—	—	—	—	—	585	7,100	6,123	13,808
Platinum sales (ounces)	—	—	—	—	—	—	—	—	4,066	3,709	7,775

Palladium statistics
Palladium production (ounces)	—	—	—	—	—	—	—	564	6,200	5,419	12,183
Palladium sales (ounces)	—	—	—	—	—	—	—	—	3,681	3,500	7,181

1	Cash costs, total costs and EBITDA are not recognized under IFRS. See “Regulatory Disclosures” for further information.

2012 Management’s Discussion and Analysis	19

in United States dollars, tabular amounts in millions, except where noted

Kansanshi statistics	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	Q4 12	2012
Mining
Waste mined (000’s tonnes)	23,847	6,700	13,087	16,133	15,848	51,768	16,062	18,217	24,494	22,365	81,138
Ore mined (000’s tonnes)	23,045	6,152	6,025	5,761	6,568	24,506	5,882	6,150	8,463	9,952	30,447
Processing
Sulphide ore processed (000’s tonnes)	10,382	2,318	2,724	2,185	1,628	8,855	1,433	2,379	2,763	2,679	9,254
Sulphide ore grade processed (%)	0.8	0.9	0.7	0.4	0.6	0.7	1.0	1.0	0.9	1.0	1.0
Sulphide ore recovery (%)	93	94	93	88	92	91	95	94	92	92	93

Mixed ore processed (000’s tonnes)	5,462	1,638	1,696	2,057	2,986	8,377	2,562	2,093	1,955	1,951	8,561
Mixed ore grade processed (%)	1.3	1.2	1.0	0.9	1.0	1.0	1.1	1.1	1.0	1.1	1.1
Mixed ore recovery (%)	67	68	62	61	64	63	64	64	77	74	69

Oxide ore processed (000’s tonnes)	5,674	1,517	1,469	1,594	1,492	6,072	1,424	1,548	1,500	1,738	6,210
Oxide ore grade processed (%)	2.2	2.4	2.1	2.3	2.3	2.3	2.0	2.0	2.6	2.0	2.2
Oxide ore recovery (%)	86	84	86	84	88	86	85	84	84	90	86

Copper cathode produced (tonnes)	86,682	25,445	21,037	25,173	24,838	96,493	21,274	22,938	27,194	25,341	96,747
Copper cathode tolled produced (tonnes)	97,501	26,655	23,478	22,782	18,515	91,430	21,085	18,757	16,701	15,912	72,455
Copper in concentrate produced (tonnes)	46,941	12,697	11,641	2,224	15,810	42,372	14,252	21,130	27,589	29,178	92,149
Total copper production	231,124	64,797	56,156	50,179	59,163	230,295	56,611	62,825	71,484	70,431	261,351
Concentrate grade (%)	24.9	23.0	22.1	19.1	24.4	22.3	28.2	26.3	23.9	23.5	25.0
Gold produced (ounces)	109,629	30,612	25,417	26,677	29,580	112,286	27,158	28,244	35,245	45,410	136,056
Cash Costs (per lb) [1]
Mining	$0.44	$0.42	$0.55	$0.52	$0.63	$0.53	$0.58	$0.55	$0.50	$0.52	$0.54
Processing	0.58	0.62	0.76	0.97	0.81	0.79	0.90	0.82	0.83	0.91	0.86
Site administration	0.03	0.04	0.06	0.09	0.06	0.06	0.05	0.07	0.05	0.06	0.06
TC/RC and freight charges	0.28	0.30	0.30	0.31	0.32	0.31	0.37	0.35	0.37	0.33	0.35
Gold credit	(0.23)	(0.24)	(0.26)	(0.33)	(0.30)	(0.28)	(0.36)	(0.27)	(0.29)	(0.37)	(0.32)
Cash costs (C1) (per lb)[1]	$1.10	$1.14	$1.41	$1.56	$1.52	$1.41	$1.54	$1.52	$1.46	$1.45	$1.49
Total costs (C3) (per lb)[1]	$1.31	$1.39	$1.68	$1.87	$1.90	$1.70	$1.82	$1.93	$1.86	$1.90	$1.88
Revenues ($ millions)
Copper cathodes	$1,240.0	$494.0	$444.2	$424.1	$302.6	$1,664.9	$355.0	$338.9	$334.5	$334.6	$1,363.0
Copper in concentrates	298.4	69.2	47.6	61.8	65.8	244.4	90.7	112.5	127.8	103.3	434.3
Gold	115.5	34.1	31.9	35.7	37.3	139.0	44.8	36.6	44.8	56.4	182.6
Total sales revenues	$1,653.9	$597.3	$523.7	$521.6	$405.7	$2,048.3	$490.5	$488.0	$507.1	$494.3	$1,979.9

Copper cathode sales (tonnes)	80,782	29,412	26,370	29,350	24,522	109,654	24,128	23,238	27,138	27,946	102,450
Copper tolled cathode sales(tonnes)	97,295	26,655	23,478	22,782	18,514	91,429	21,085	18,758	16,700	15,912	72,455
Copper in concentrate sales(tonnes)	47,112	7,006	7,773	8,970	11,000	34,749	13,332	21,755	21,992	17,900	74,979
Gold sales (ounces)	115,742	31,210	25,944	29,592	27,742	114,488	30,308	29,162	33,510	38,179	131,159

1	Cash costs and total costs are not recognized under IFRS. See “Regulatory Disclosures” for further information.

2012 Management’s Discussion and Analysis	20

in United States dollars, tabular amounts in millions, except where noted

Guelb Moghrein statistics	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	Q4 12	2012
Mining
Waste mined (000’s tonnes)	9,827	2,267	3,114	3,696	4,162	13,239	4,532	4,673	4,720	5,652	19,577
Ore mined (000’s tonnes)	3,045	931	661	878	1,140	3,610	994	1,046	807	723	3,570
Processing
Sulphide ore processed (000’s tonnes)	2,796	758	631	668	634	2,691	797	753	687	825	3,062
Sulphide ore grade processed (%)	1.5	1.4	1.5	1.4	1.4	1.4	1.3	1.3	1.3	1.4	1.3
Recovery (%)	91	92	91	91	91	91	92	88	94	93	91
Copper in concentrate produced (tonnes)	36,969	10,091	8,429	8,606	8,155	35,281	9,258	8,718	8,656	11,038	37,670
Gold produced (ounces)	81,766	18,534	15,670	14,791	13,943	62,938	15,337	15,554	12,827	16,802	60,519
Cash Costs (per lb)[1]
Mining	$0.35	$0.40	$0.46	$0.78	$0.69	$0.57	$0.65	$0.67	$0.55	$0.73	$0.66
Processing	0.77	0.82	1.20	1.28	1.45	1.17	1.23	1.31	1.13	1.01	1.16
Site administration	0.25	0.25	0.38	0.23	0.39	0.31	0.33	0.31	0.34	0.31	0.32
TC/RC and freight charges	0.48	0.47	0.62	0.49	0.69	0.57	0.76	0.58	0.57	0.44	0.58
Gold credit	(0.95)	(0.68)	(1.04)	(1.45)	(1.59)	(1.16)	(1.13)	(1.26)	(1.17)	(1.36)	(1.24)
Cash costs (C1) (per lb)[1]	$0.90	$1.26	$1.62	$1.33	$1.63	$1.46	$1.84	$1.61	$1.43	$1.13	$1.48
Total costs (C3) (per lb)[1]	$1.65	$2.03	$2.49	$1.89	$2.45	$2.20	$2.41	$2.20	$1.93	$1.69	$2.04
Revenues ($ millions)
Copper in concentrates	$192.7	$49.1	$56.8	$72.3	$66.2	$244.4	$66.6	$63.5	$64.1	$92.5	$286.7
Gold	81.7	19.5	21.2	30.1	31.0	101.8	23.7	27.7	21.5	34.8	107.7
Total sales revenues	$274.4	$68.6	$78.0	$102.4	$97.2	$346.2	$90.3	$91.2	$85.6	$127.3	$394.4
Copper in concentrate sales (tonnes)	32,932	6,031	7,810	10,332	11,601	35,774	9,244	8,961	8,962	13,007	40,174
Gold sales (ounces)	72,626	14,139	12,482	17,866	21,467	65,954	15,311	17,283	13,631	20,864	67,089

Ravensthorpe statistics	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011	Q1 12	Q2 12	Q3 12	Q4 12	2012
Processing
Beneficiated ore processed (000’s tonnes)	—	—	—	—	645	645	724	667	733	687	2,811
Beneficiated ore grade processed (%)	—	—	—	—	1.3	1.3	1.5	1.6	1.4	1.5	1.5
Recovery (%)	—	—	—	—	68	68	78	77	77	78	77
Nickel produced (contained tonnes)	—	—	—	—	5,666	5,666	8,573	8,053	8,032	8,227	32,884
Nickel produced (payable tonnes)	—	—	—	—	4,189	4,189	6,617	6,204	6,188	6,338	25,347
Cash Costs (per lb)[1]
Mining	—	—	—	—	—	—	$0.57	$0.69	$0.93	$1.00	$0.80
Processing	—	—	—	—	—	—	3.73	4.10	4.45	4.16	4.14
Site administration	—	—	—	—	—	—	0.61	0.50	0.51	0.41	0.51
TC/RC and freight charges	—	—	—	—	—	—	1.03	0.45	0.65	0.57	0.64
Cobalt credit	—	—	—	—	—	—	(0.25)	(0.04)	(0.11)	(0.09)	(0.12)
Cash costs (C1) (per lb) [1]	—	—	—	—	—	—	$5.69	$5.70	$6.43	$6.05	$5.97
Total costs (C3) (per lb) [1]	—	—	—	—	—	—	$6.93	$6.95	$7.84	$7.33	$7.25
Revenues ($ millions)
Nickel	—	—	—	—	—	—	$80.1	$128.1	$79.6	$93.0	$380.8
Cobalt	—	—	—	—	—	—	2.1	1.8	1.7	1.3	6.9
Total sales revenues	—	—	—	—	—	—	$82.2	$129.9	$81.3	$94.3	$387.7
Nickel sales (contained tonnes)	—	—	—	—	1,388	1,388	5,332	9,846	6,272	7,288	28,738
Nickel sales (payable tonnes)	—	—	—	—	1,110	1,110	4,199	7,443	4,790	5,425	21,857

1	Cash costs and total costs are not recognized under IFRS. See “Regulatory Disclosures” for further information.

2012 Management’s Discussion and Analysis	21

in United States dollars, tabular amounts in millions, except where noted

Kevitsa statistics	Q2 12	Q3 12	Q3 12	Q4 2012	2012
		Pre- commercial production	Post- commercial production
Mining
Total tonnes mined (000’s tonnes)	500	558	1,164	5,238	7,460
Processing
Ore tonnes milled (000’s tonnes)	318	720	687	1,413	3,138

Nickel ore grade processed (%)	0.2	0.2	0.2	0.2	0.2
Nickel recovery (%)	24	54	60	59	56
Nickel production (tonnes)	121	843	1,041	1,870	3,875

Copper ore grade processed (%)	0.3	0.3	0.3	0.3	0.3
Copper recovery (%)	64	87	84	84	83
Copper production (tonnes)	642	2,130	1,874	3,448	8,094

Gold production (ounces)	482	1,282	1,431	2,172	5,367
Platinum production (ounces)	585	3,174	3,926	6,123	13,808
Palladium production (ounces)	564	2,827	3,373	5,419	12,183

Cash costs – Nickel (C1) (per lb) 1 / 2	—	—	3.79	6.37	5.47
Total costs – Nickel (C3) (per lb) 1 / 2	—	—	5.35	7.19	6.54

Cash costs – Copper (C1) (per lb) 1 / 2	—	—	0.11	1.75	1.28
Total costs – Copper (C3) (per lb) 1 / 2	—	—	1.49	3.06	2.61

Revenues ($ millions)
Nickel	—	—	$8.8	$6.9	$15.7
Copper	—	—	18.7	20.6	39.3
Gold	—	—	2.5	3.7	6.2
PGE and other	—	—	5.6	5.3	10.9
Total sales revenues	—	—	$35.6	$36.5	$72.1

Nickel sales (tonnes)	—	—	848	792	1,640
Copper sales (tonnes)	—	1,040	2,604	2,805	6,448
Gold sales (ounces)	—	702	1,749	2,306	4,757
Platinum sales (ounces)	—	775	3,291	3,709	7,775
Palladium sales (ounces)	—	697	2,984	3,500	7,181

1	Cash costs and total costs are not recognized under IFRS. See “Regulatory Disclosures” for further information.
2	Cash costs and total costs are calculated on a co-product basis for nickel and copper. Common costs are allocated to each product based on the ratio of production volumes multiplied by budget metal prices. By-product credits are allocated based on the finished product concentrate in which they are produced.

2012 Management’s Discussion and Analysis	22

in United States dollars, tabular amounts in millions, except where noted

REGULATORY DISCLOSURES

Seasonality

The Company’s results as discussed in this MD&A are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as of the date of this report.

Non-GAAP financial measures

This document refers to cash costs (C1) and total costs (C3) per unit of payable production, operating cash flow per share, EBITDA and comparative earnings, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS.

The calculation of these measures is described below, and may differ from those used by other issuers. The Company discloses these measures in order to provide assistance in understanding the results of our operations and to provide additional information to investors.

Calculation of cash costs and total Costs

The consolidated cash costs (C1) and total costs (C3) presented by the Company are measures that are prepared on a basis consistent with the industry standard definitions but are not measures recognized under IFRS. In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements.

Cash costs include all mining and processing costs less any profits from by-products such as gold, cobalt or platinum group elements. TC/RC and freight deductions on metal sales, which are typically recognized as a component of sales revenues, are added to cash costs to arrive at an approximate cost of finished metal. Total costs are cash costs plus depreciation, exploration, interest, royalties.

Calculation of operating cash flow per share, EBITDA and comparative earnings

In calculating the operating cash flow per share, before and after working capital movements, the operating cash flow calculated for IFRS purposes is divided by the basic weighted average common shares outstanding for the respective period. EBITDA is calculated as operating profit before depreciation. Comparative earnings and comparative earnings per share have been adjusted to remove the effect of the settlement of claims and sale of RDC assets in 2012 and bond inducement costs in 2011. These may differ from those used by other issuers.

	Q4 2012	Q3 2012	Q4 2011	2012	2011
Net earnings attributable to shareholders of the Company	186.7	107.3	76.0	1,772.9	528.9

Add:
Bond inducement costs	—	—	—	—	48.4
Net loss from Frontier before asset impairments	—	—	2.6	—	3.1
Net loss from Bwana / Lonshi before asset impairments	—	—	0.3	—	0.1
Deduct:
Settlement of RDC claims and sale of assets	—	—	—	(1,217.9)	—

Comparative earnings	186.7	107.3	78.9	555.0	580.5

Earnings per share as reported	$0.39	$0.23	$0.16	$3.74	$1.18
Comparative earnings per share	$0.39	$0.23	$0.17	$1.17	$1.30

2012 Management’s Discussion and Analysis	23

in United States dollars, tabular amounts in millions, except where noted

a)	Significant judgments, estimates and assumptions in applying accounting policies

Many of the amounts disclosed in the financial statements involve the use of judgments, estimates and assumptions. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated.

i.	Significant judgments

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company’s properties is made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrators’ National Instrument 43-101) to compile this data.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgment is required to determine when certain of the Company’s assets reach this level; management consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

Determination of useful lives of assets for depreciation purposes

Significant judgment is involved in the determination of useful life and residual values for long-lived assets that drive the calculation of depreciation charges. Changes in the judgment of useful lives and residual values may impact the depreciation charge shown in the consolidated statements of earnings.

Taxes

Judgment is required in determining whether deferred income tax assets and liabilities are recognized on the balance sheet. In the normal course of business the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amount of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. The Company provides for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to the Company’s current and deferred income taxes.

Functional currency

The functional currency of the Company and for each of the Company’s subsidiaries is the United States dollar (“USD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re-evaluated for each new entity, or if conditions change.

ii.	Significant accounting estimates and assumptions

Estimates are inherently uncertain and therefore actual results may differ from the amounts included in the financial statements, potentially having a material future effect on the Company’s consolidated financial statements. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Determination of ore reserves and resources and life of mine plan

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).

The majority of the Company’s property, plant and equipment are depreciated over the estimated lives of the assets on a units-of-production basis. The calculation of the units-of-production rate, and therefore the annual depreciation expense could be materially affected by changes in the underlying estimates which are driven by the life of mine plans. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity prices used in the estimation of mineral reserves.

Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred income tax amounts and depreciation.

2012 Management’s Discussion and Analysis	24

in United States dollars, tabular amounts in millions, except where noted

Review of asset carrying values and impairment charges

The Company reviews the carrying value of property, plant and equipment each reporting period to determine whether there is any indication of impairment using both internal and external sources of information. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of earnings.

External sources of information regarding indications of impairment include considering the changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount or timing of mining interests. Internal sources of information include changes to the life of mine plans and economic performance of the assets.

Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The calculation of the recoverable amount can also include assumptions regarding the appropriate discount rate and inflation and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Estimation of the amount and timing of restoration and remediation costs

Accounting for restoration provisions requires management to make estimates of the future costs the Company will incur to complete the restoration and remediation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the applicable risk-free interest rate for discounting those future cash outflows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash outflows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for restoration.

The provision represents management’s best estimate of the present value of the future restoration and remediation costs. The actual future expenditures may differ from the amounts currently provided; any increase in future costs could materially impact the amounts included in the liability disclosed in the consolidated balance sheet.

Deferred income taxes

The Company recognizes deferred income tax assets arising from unutilized tax losses which requires management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize those losses, and the timing of this. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. Forecast cash flows are based on life of mine projections.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

Financial instruments risk exposure

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks, and management’s objectives, policies and procedures for managing these risks are disclosed as follows:

Credit risk

The Company’s credit risk is primarily attributable to cash and bank balances, short-term deposits, derivative instruments, trade and other receivables and promissory note receivable. The Company’s exposure to credit risk is represented by the carrying amount of each class of financial assets, including commodity contracts, recorded in the consolidated balance sheet.

The Company limits its credit exposure on cash held in bank accounts by holding its key transactional bank accounts with highly rated financial institutions. The Company manages its credit risk on short-term deposits by only investing with counterparties that carry investment grade ratings as assessed by external rating agencies and spreading the investments across these counterparties. Under the Company’s risk management policy, allowable counterparty exposure limits are determined by the level of the rating unless exceptional circumstances apply. A rating of “A-” grade or equivalent is the minimum allowable rating required as assessed by international credit rating agencies. Likewise, it is the Company’s policy to deal with banking counterparties for derivatives who are rated “A-” grade or above by international credit rating agencies and graduated counterparty limits are applied depending upon the rating.

Exceptions to the policy for dealing with relationship banks with ratings below “A-” are reported to, and approved by, the Audit Committee. As at December 31, 2012 substantially all cash and short-term deposits are with counterparties with ratings “A-” or higher.

The Company’s credit risk associated with trade accounts receivable is managed through establishing long-term contractual relationships with international trading companies using industry-standard contract terms. More than 20% of the Company’s trade receivables are generated from two customers together representing greater than 40% of the total sales for the year. Other accounts receivable consist of amounts owing from government authorities in relation to the refund of value-added taxes applying to inputs for the production process and property, plant and equipment expenditures.

2012 Management’s Discussion and Analysis	25

in United States dollars, tabular amounts in millions, except where noted

The promissory note receivable from ENRC includes mandatory prepayment features triggered by the counterparty’s circumstances: delisting from the London Stock Exchange; the counterparty’s long-term unsecured, unsubordinated debt being downgraded to a rating lower than “B-” by Moody’s Investor Services Limited; a material portion of the counterparty’s assets are nationalized and/or expropriated by any government entities; or it becomes unlawful for the counterparty to perform any of their obligations under the promissory note.

Liquidity risk

The Company manages liquidity risk by maintaining cash and cash equivalent balances and available credit facilities to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

In addition, the Company was obligated under its corporate revolving credit and term loan facility to maintain liquidity and satisfy various ratio tests on an historical and prospective cash flow basis. These ratios were in compliance during the year ended December 31, 2012 and December 31, 2011.

Market risks

a)	Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices of copper, gold, nickel and PGE and other elements. The Company is also exposed to commodity price risk on diesel fuel required for mining operations and sulphur required for acid production. The Company’s risk management policy allows for the management of these exposures through the use of derivative financial instruments.

The Company does not purchase, hold or sell derivative financial instruments unless there is an outstanding contract resulting in exposure to market risks that it intends to mitigate. As at December 31, 2012 and December 31, 2011, the Company had entered into derivative contracts for copper, gold, nickel and PGE in order to reduce the effects of fluctuations in metal prices between the time of the shipment of metal from the mine site and the date agreed for pricing the final settlement.

As at December 31, 2012 and December 31, 2011, the Company had not entered into any diesel or sulphur derivatives.

The Company’s commodity price risk related to accounts receivable related to changes in fair value of embedded derivatives in accounts receivable reflecting copper and gold sales provisionally priced based on the forward price curve at the end of each quarter and the commodity price risk related to long-term debt related to the embedded copper derivative in the Kansanshi subordinated debt facility.

b)	Interest rate risk

The Company’s interest rate risk arises from interest paid on floating rate borrowings and the interest received on cash and short-term deposits.

Deposits are invested on a short-term basis to ensure adequate liquidity for payment of operational and capital expenditures. To date no interest-rate management products, such as swaps, are used in relation to deposits.

The Company manages its interest rate risk on borrowings on a net basis after first recognizing the natural hedge arising from floating rate deposits. The Company has a policy allowing floating-to-fixed interest rate swaps targeting 50% of exposure over a five year period. As at December 31, 2012, the Company held no floating-to-fixed interest rate swaps. As at December 31, 2011 the Company held no floating-to-fixed interest rate swaps.

c)	Foreign exchange risk

The Company’s functional and reporting currency is USD. As virtually all of the Company’s revenues are derived in USD and the majority of its business is conducted in USD, foreign exchange risk arises from transactions denominated in currencies other than USD. Commodity sales are denominated in USD, the majority of borrowings are denominated in USD and the majority of operating expenses are denominated in USD. The Company’s primary foreign exchange exposures are to the local currencies in the countries where the Company’s operations are located, principally the Zambian kwacha (“ZMK”), Australian dollar (“AUD”) Mauritanian ouguiya (“MRO”) and the Euro (“EUR”); and to the local currencies of suppliers who provide capital equipment for project development, principally the AUD, EUR and the South African rand (“ZAR”).

Accounting standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date.

2012 Management’s Discussion and Analysis	26

in United States dollars, tabular amounts in millions, except where noted

IAS 1 – Financial statement presentation – Presentation of Items of Other Comprehensive Income.

The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

IFRS – 9 Financial instruments: Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. The standard becomes effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate the adoption of IFRS 9 to have a significant impact on its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

The amendments of IFRS 10 change the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

IFRS11 – Joint Arrangements

The amendments of IFRS 11 reduce the types of joint arrangement to two: joint ventures and joint operations. IFRS11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

IFRS 12 – Disclosure of Interest in Other Entities

The amendments of IFRS 12 sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment affects presentation only and has no impact upon the Company’s financial position or performance. The Company does not anticipate the adoption of IFRS 12 to have a significant impact on its consolidated financial statements.

IFRS 13 – Fair Value Measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 13 to have a significant impact on its consolidated financial statements.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Interpretation of IFRIC 20 gives clarification on the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact the new guidance will have on its consolidated financial statements.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure

2012 Management’s Discussion and Analysis	27

in United States dollars, tabular amounts in millions, except where noted

Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the December 31, 2012 evaluation, there have been no adverse changes to the Company’s controls and procedures and they continue to remain effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

There were no changes in the Company’s business activities during the period ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

2012 Management’s Discussion and Analysis	28

in United States dollars, tabular amounts in millions, except where noted

Cautionary statement on forward-looking information

Certain statements and information herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. These forward-looking statements are principally included in the Development activities section and are also disclosed in other sections of the document. The forward looking statements include estimates, forecasts and statements as to the Company’s expectations of production and sales volumes, expected timing of completion of project development at Kansanshi, Sentinel and Enterprise, the impact of ore grades on future production, the potential of production disruptions, capital expenditure and mine production costs, the outcome of mine permitting, the outcome of legal proceedings which involve the Company, information with respect to the future price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, estimated mineral reserves and mineral resources, our exploration and development program, estimated future expenses, exploration and development capital requirements, the Company’s hedging policy, and our goals and strategies. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, assumptions about the price of copper, gold, nickel, PGE, cobalt and sulphuric acid, anticipated costs and expenditures and our ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These factors include, but are not limited to, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland and Australia, adverse weather conditions in Zambia, Finland and Mauritania, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, the production of off-spec material.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of these factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein are qualified by this cautionary statement.

2012 Management’s Discussion and Analysis	29